[Letterhead of Gabelli Capital Series Funds, Inc.]

March 26, 2015

VIA EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Gabelli Capital Series Funds, Inc. (File No. 811-07644)

Dear Ms. White:

In connection with your review of the preliminary proxy statement of Gabelli Capital Series Funds, Inc. (the “Registrant”) that was filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2015 (SEC Accession No. 0001133228-15-000898), the Registrant acknowledges that:

1. In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are solely responsible for the content of such disclosure;

2. The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3. The Registrant represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Andrea R. Mango

Andrea R. Mango

Secretary